GMTech Inc.

45 Rockefeller Plaza, 21F

New York, New York 10111

February 12, 2024

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Ryan Rohn and Stephen Krikorian

Division of Corporate Finance

Office of Technology

Re:	GMTech Inc.
Registration Statement on Form S-1
File No. 333-275887

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, GMTech Inc. (the " Registrant ") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-275887), as amended (the “Registration Statement”), so that it may become effective at 12:00 p.m. Eastern Daylight Time on February 14, 2024, or as soon as practicable thereafter.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Yuyang Cui

Yuyang Cui

Chief Executive Officer